EXHIBIT 23(a)

                                AUDITORS' CONSENT

Board of Directors
UJB Financial Corp.:

     We consent to the use of our report dated January 18, 1995, relating to the consolidated balance sheets of UJB Financial Corp. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1994, incorporated herein by reference, and to the reference to our Firm under the heading "Experts" in the registration statement.

     The report of KPMG Peat Marwick LLP refers to changes in the method of accounting for certain investments and postemployment benefits in 1994 and a change in the method of accounting for income taxes in 1993.

                                                   KPMG PEAT MARWICK LLP


Short Hills, New Jersey
December 7, 1995